Exhibit (a)(5)(e)

NEWS RELEASE Robert M. Thornton, Jr. Chief Executive Officer (770) 933-7004

SUNLINK HEALTH SYSTEMS, INC. ANNOUNCES PRELIMINARY RESULTS FOR TENDER OFFER

Atlanta, Georgia (February 27, 2017) – SunLink Health Systems, Inc. (NYSE:MKT: SSY) today announced the preliminary results of its tender offer (the “Offer”) which expired at 5:00 P.M., New York City Time, on February 24, 2017. In the Offer, SunLink offered to purchase up to 3,000,000 of its common shares at a price of $1.50 per share.

Based on the preliminary count by American Stock Transfer & Trust Company, the depositary for the tender offer, approximately 280,558 common shares of SunLink were properly tendered and not withdrawn, including approximately 2,964 shares that were tendered through notice of guaranteed delivery.    Accordingly, SunLink expects to accept for purchase a total of 280,558 common shares at a purchase price of $1.50 per share, for an aggregate purchase price of $420,837. As a result of the completion of the Offer, immediately following payment for the tendered shares, the Company expects that it will have approximately 9,162,850 common shares issued and outstanding and held by approximately 400 shareholders of record.

The depositary will promptly issue payment for the shares accepted for purchase in accordance with the terms and conditions of the Offer. Shareholders who tendered shares and who have questions may call American Stock Transfer & Trust Company, LLC, and the depositary for the Offer, at (718) 921-8317.

Robert M. Thornton, Jr., SunLink’s Chairman and CEO stated, “we are pleased to have been able to provide liquidity for those shareholders who chose to tender shares, and we look forward to continuing to seek increased shareholder value for those shareholders who chose to hold their shares and not tender.”

Additional Information for Shareholders

This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any common shares of SunLink Health Systems, Inc.

About SunLink

SunLink Health Systems, Inc. (“SunLink” or the “Company”) is the parent company of subsidiaries that own and operate healthcare businesses in the Southeast. Each of the Company’s healthcare businesses is operated locally with a strategy of linking patients’ needs with dedicated physicians and healthcare professionals. For additional information on SunLink Health Systems, Inc., please visit the Company’s website at www.sunlinkhealth.com.

This press release may contain certain statements of a forward-looking nature. The statements contained herein which are not historical facts are considered forward-looking statements under federal securities laws. Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. The Company has no obligation to update such forward-looking statements except as required by applicable law. Actual results may vary significantly from these forward-looking statements.